Filed by Concho Resources Inc.

(Commission File No. 001-33615)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Concho Resources Inc. (Commission File No.: 001-33615)

Date: October 19, 2020

The following FAQ was sent to employees of Concho Resources Inc. on October 19, 2020.

1.	What did we announce?

•	We announced a definitive agreement, under which Concho Resources will combine with ConocoPhillips in an all-stock merger.

•	Through this combination, we are joining a strong, diversified energy company with the scale and resources to thrive in today’s markets and for the long-term.

2.	Who is ConocoPhillips?

•	ConocoPhillips is one of the world’s largest independent E&P companies based on production and proved reserves.

•	The Company has nearly 150 years of experience producing oil and natural gas, with headquarters in Houston, Texas and operations across 16 countries.

•

ConocoPhillips is committed to the efficient and effective exploration and production of oil and natural gas. They take an innovative, collaborative approach that yields products that improve quality of life globally while producing economic benefits with far-reaching influence.

•	If you are interested in learning more about ConocoPhillips, you can visit www.conocophillips.com.

3.	When will the transaction be completed and what can employees expect between now and then?

•	The transaction is expected to be completed in the first quarter of 2021, subject to shareholder and regulatory approvals, as well as other closing conditions.

•	Until the transaction closes, Concho and ConocoPhillips will continue to operate as separate companies.

•	We will keep employees updated on key developments.

4.	What are the benefits of the transaction for employees?

•	For employees, we expect that being part of a much larger organization with more resources will result in exciting career development and advancement opportunities.

•	Importantly, ConocoPhillips shares our culture of investing in our people and working safely as a team to execute and meet our targets.

5.	Where will the Company be headquartered and who will lead it?

•	Following the close of the transaction, the combined company will be headquartered in Houston, Texas and led by Ryan Lance, Chairman and CEO of ConocoPhillips.

•	ConocoPhillips will enhance its competitive position in Midland, and Concho Chairman and CEO, Tim Leach, will lead the Lower 48 segment.

6.	How will Concho employees be integrated into the ConocoPhillips organization?

•	It is still early in the process, and details regarding bringing together our organizations will be determined as part of our integration planning.

•	As the process unfolds and as decisions are made, we will keep you updated as appropriate.

7.	Will our reporting structure change?

•	For the time being, no. There may be reporting or structural changes after the transaction closes, but for now it is business as usual.

8.	Will there be layoffs?

•	It is still early in the process, and the details for bringing together our organizations will be determined as part of our integration planning.

•	As the process unfolds and as decisions are made, we will keep you updated as appropriate.

9.	How soon can Concho employees interact with ConocoPhillips employees?

•	You should not engage with ConocoPhillips employees unless you are directed to do so.

10.	Who can I contact if I have more questions?

•	If you have questions or concerns beyond what is provided in this Employee FAQ, please contact your manager.

•	We will continue to keep you updated on important developments as we move through the transaction process.

•	Please note that, while we may not have all of the answers to your questions today, we want to hear your thoughts, so please continue to reach out.

Additional Information and Where to Find It

In connection with the proposed transaction, ConocoPhillips (“ConocoPhillips”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Concho Resources Inc. (“Concho”) and ConocoPhillips and that also constitutes a prospectus of ConocoPhillips. Each of Concho and ConocoPhillips may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Concho or ConocoPhillips may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Concho and ConocoPhillips. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Concho, ConocoPhillips, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Concho, ConocoPhillips, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Concho or ConocoPhillips using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Concho or ConocoPhillips expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. These include, but are not limited to, the following: the risk factors discussed or referenced in Concho’s and ConocoPhillips’ most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K and other filings with the SEC; the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of Concho’s business; the risk associated with Concho’s and ConocoPhillips’ ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the ability to successfully integrate the businesses and technologies; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters; the potential for litigation related to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Concho’s common stock or ConocoPhillips’ common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Concho and ConocoPhillips to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies; and other important factors that could cause actual results to differ materially from those projected. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

Additional information concerning these and other risk factors are also contained in Concho’s and ConocoPhillips’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Concho’s or ConocoPhillips’ ability to control or predict. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Concho or ConocoPhillips for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Concho or ConocoPhillips, as applicable. Neither Concho nor ConocoPhillips gives any assurance (1) that either Concho or ConocoPhillips will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the proposed transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Concho and ConocoPhillips undertake no obligation to correct or update any forward-looking statement, except as required by applicable law.